United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. Publicly Held Company CNPJ/MF n. 42.157.511/0001 -61

MATERIAL EVENT NOTICE

Pursuant to CVM Instruction no. 358/02 and article 157, paragraph 4 of Law no. 6,404/76 (“BCL”), ARACRUZ CELULOSE S.A. (“Aracruz”) announces that Votorantim Celulose e Papel S.A. (“VCP”) has timely filed with the Brazilian securities commission (“CVM”) a request to register a mandatory change of control tender offer that seeks to buy any and all of the outstanding Aracruz common shares. As required under the BCL, VCP will offer holders of Aracruz common shares R$17.0031 per Aracruz common share, which corresponds to 80% of the purchase price that VCP paid to purchase the Aracruz common shares owned by the Lorentzen, Moreira Salles, Almeida Braga and Safra families. Pursuant to the BCL, such mandatory change of control tender offer to purchase outstanding common shares of a company is required to be launched by an acquirer of a company's corporate control.

Aracruz, March 31, 2009.

Marcos Grodetzky Investor Relations Officer

The tender offer referred to in this notice is only for Aracruz common shares, which are not securities (i) that are registered, or subject to registration, with the Securities and Exchange Commission or (ii) that underlie the Aracruz ADRs. Therefore, the tender offer referred to in this notice is not being made in the United States or to holders of Aracruz ADRs; neither does it seek to buy securities that are registered, or subject to registration, with the Securities and Exchange Commission. The tender offer referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer